FORTISSIMO ACQUISITION CORP.
14 Hamolacha Street
Park Afek, Rosh Ha'ayin 48091 Israel

October 6, 2006

<u>**VIA EDGAR AND FACSIMILE**</u>

Securities and Exchange Commission
Attention:
100 F Street, N.E.
Washington, D.C. 20549-1004

Re: Fortissimo Acquisition Corp.
<u>Registration Statement on Form S-1, File No. 333-131417</u>

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fortissimo Acquisition Corp. (the "Company") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (Registration No. 333-131417), so that it may become effective at 10:00 a.m. on October 11, 2006, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

- Should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

- The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

- The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FORTISSIMO ACQUISITION CORP.

By: X _____
Name: Yuval Cohen
Title: CEO